SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            For the Month of May 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 [X]        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated May 4, 2004.



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ELBIT SYSTEMS LTD.
                                                (Registrant)


                                                By: /s/ Ilan Pacholder
                                                    ----------------------------
                                                Name:  Ilan Pacholder
                                                Title: Corporate Secretary

Dated:  May 4, 2004

    Exhibit No.      Description
    -----------      -----------
    1.               Press Release, dated May 4, 2004.

                                    EXHIBIT 1


          ELBIT SYSTEMS SUBSIDIARY EFW AWARDED CONTRACT FROM BOEING FOR
                            F/A-18E/F DISPLAY UNITS

            Potential Value of Contract Estimated at over $45 million

Haifa, Israel, 4 May 2004 - Elbit Systems Ltd. (NASDAQ: ESLT), today announced that its subsidiary, EFW Inc., based in Fort Worth, Texas, has been awarded a contract from Boeing, St. Louis, for the design and development of Upfront Control Display (UFCD) and Multi-Purpose Color Display (MPCD) units for F/A-18E/F aircraft.

Under the terms of the contract, EFW will provide Form, Fit, Function and Interface (FFFI) replacements of the existing aircraft configuration in support of the F/A-18E/F Multi-Year II (MYPII) program, to take place from 2005 to 2009. The contract award provides options for production units of up to 360 aircraft. The development, production and support contract for the full program is estimated to be at a value of more than $45 million. The EFW UFCD and MPCD units are anticipated to provide a significant improvement in Reliability and Mission Operational Readiness and reduced Life Cycle Cost.

Tim Taylor, President of EFW Inc., commented: "EFW recognizes the importance of this program to the Nation's security, and is extremely proud of our expanding role as a provider of critical avionics to The Boeing Company and the United States Navy. This award signals a strong commitment by Boeing toward satisfying the military's need to significantly improve the readiness of fighter aircraft systems, while substantially reducing the support costs."


About EFW
Based in Fort Worth, Texas, EFW Inc., a member of the Elbit Systems Group is an established defense electronics supplier specializing in sophisticated hardware and software solutions for upgrade, integration and sustainment programs. EFW provides systems for various weapon platforms for U.S. and allied military forces.


About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more about Elbit Systems, please visit our website at www.elbitsystems.com.

Contacts:

Company contact                           IR Contacts
---------------                           -----------
Ilan Pacholder, VP Finance                Ehud Helft/Kenny Green
Elbit Systems Ltd                         Gelbart Kahana
Tel:  972-4 831-6632                      Tel: 1-866-704-6710
Fax: 972-4 831-6659                       Fax: 972-3-607-4711
Pacholder@elbit.co.il                     ehud@gk-biz.com
                                          ---------------
                                          kenny@ gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.